EXHIBIT 99.1 Appendix 3Y Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11

Name of entity James Hardie Industries plc
ARBN 097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Aaron ERTER
Date of last notice	10 November 2022

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable.
Date of change	17 August 2023 (US Time)
No. of securities held prior to change	ROCE RSUs: 119,174 TSR RSUs: 193,525 Options: 269,221
Class	Unquoted restricted stock units and unquoted options. Ordinary shares/CUFs.

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Number acquired	Ordinary shares/CUFs: 20,522 ROCE RSUs: •92,265 ROCE RSUs with a vesting date of 17/08/26. TSR RSUs: •137,718 TSR RSUs with a vesting date of 17/08/26.
Number disposed	ROCE RSUs: 5,820 TSR RSUs: 31,907
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation
Ordinary shares/CUFs:
Nil consideration, issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting.

ROCE RSUs and TSR RSUs:
Nil consideration, issued in accordance with the shareholder approval provided at the 2023 Annual General Meeting.

No. of securities held after change
Ordinary shares/CUFs:
20,522 (5,130 are in a holding lock until 17 August 2025).

ROCE RSUs:
191,577, representing:
•19,862 ROCE RSUs with a vesting date of 17/08/24;
•79,450 ROCE RSUs with a vesting date of 17/08/25;
•92,265 ROCE RSUs with a vesting date of 17/08/26.

TSR RSUs:
292,856, representing:
•39,450 TSR RSUs with a vesting date of 17/08/24;
•115,688 TSR RSUs with a vesting date of 17/08/25;
•137,718 TSR RSUs with a vesting date of 17/08/26.

Options:
269,221 with a vesting date of 3/11/2025

+ See chapter 19 for defined terms.

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EXHIBIT 99.1 Appendix 3Y Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Issue of Ordinary Shares/CUFs:
•Issue of 14,042 ordinary shares/CUFs on 17 August 2023 (following vesting of 14,042 ROCE RSUs that were issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).
•Issue of 6,480 ordinary shares/CUFs on 17 August 2023 (following vesting of 6,480 Relative TSR RSUs that were issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).

Cancellation of RSUs:
•Cancellation of 5,820 ROCE RSUs on 17 August 2023 (which were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).
•Cancellation of 31,907 TSR RSUs on 17 August 2023 (which were originally issued in accordance with the shareholder approval provided at the 2022 Annual General Meeting).

Issue of RSUs:
•Off market issue of 92,265 ROCE RSUs on 17 August 2023 on the terms outlined in the Notice of Annual General Meeting dated 10 July 2023 and as approved by the Shareholders on 3 August 2023 (Dublin time).
•Off market issue of 137,718 TSR RSUs on 17 August 2023 on the terms outlined in the Notice of Annual General Meeting dated 10 July 2023 and as approved by the Shareholders on 3 August 2023 (Dublin time).

+ See chapter 19 for defined terms.

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Appendix 3Y Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
Date of change	Nil.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil.
Interest acquired	Nil.
Interest disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil.
Interest after change	Nil.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable.
If prior written clearance was provided, on what date was this provided?	Not applicable.

+ See chapter 19 for defined terms.

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